Exhibit (n)
KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 26, 2026, with respect to the financial statements of Blue Owl Alternative Credit Fund, included herein and to the references to our firm under the headings “Summary of Terms – Independent Accountants”, “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Financial Statements” within the Statement of Additional Information.
/s/ KPMG LLP
New York, New York
April 30, 2026

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.